UTL, Inc. (the "Company") a Delaware Corporation

Consolidated Financial Statements and
Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
UTL, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the consolidated statements of financial position as of December 31, 2023 & 2022, and the related consolidated statements of operations and comprehensive loss, consolidated statements of changes in stockholders' equity (deficit), and consolidated statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
March 18, 2025
Vincenzo Mongio

UTL, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31, 2023	2022
Assets		
Current Assets:		
Cash and Cash Equivalents	$ 13,749	$ 22,305
Inventory	38,005	6,983
Subscription Receivable	397	397
Total Current Assets	52,151	29,685
Other Assets:		
Computer & Equipment, net of Accumulated Depreciation	8,967	14,742
Total Other Assets	8,967	14,742
Total Assets	$ 61,118	$ 44,427
Liabilities and Stockholders' Deficit		
Liabilities		
Current Liabilities:		
Accounts Payable	$ 2,382	$ 25,263
Accrued Interest	2,326	745
Line of Credit	-	15,010
Notes Payable	14,361	59,901
Notes Payable - Related Parties	124,996	753,000
Total Current Liabilities	144,065	853,919
Long-Term Liabilities:		
Convertible Notes - Related Parties	150,000	-
Notes Payable	93,606	107,967
Notes Payable - Related Parties	24,868	149,864
Total Long-Term Liabilities:	268,474	257,831
Total Liabilities	412,539	1,111,750
Commitments and Contingencies (Note 4)		
Stockholders' Equity (Deficit)		
Series Seed Preferred Stock, $0.0001 Par Value - 1,709,108 Shares Authorized, 974,189 and 546,914 shares Issued and Outstanding as of December 31, 2023 and 2022, respectively.	97	55
Series Seed-1 Preferred Stock, $0.0001 Par Value - 562,278 Shares Authorized, 562,278 shares Issued, and Outstanding as of December 31, 2023 and 2022.	56	56
Series Seed-2 Preferred Stock, $0.0001 Par Value - 1,529,949 Shares Authorized, 1,529,949 shares Issued, and Outstanding as of December 31, 2023 and 2022.	153	153
Series Seed-3 Preferred Stock, $0.0001 Par Value - 307,861 Shares Authorized, 307,861 shares Issued, and Outstanding as of December 31, 2023 and 2022.	31	31

UTL, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

	As of December 31,	
	2023	**2022**
Common Stock, $0.0001 Par Value - 12,989,196 Shares Authorized, 7,277,072 shares Issued and Outstanding as of December 31, 2023 and 2022.	728	728
Additional Paid in Capital	1,227,706	327,748
Accumulated Deficit	(1,580,192)	(1,396,094)
Total Stockholders' Equity (Deficit)	(351,421)	(1,067,323)
Total Liabilities and Stockholders' Equity (Deficit)	$ 61,118	$ 44,427

UTL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenues:		
Revenue	$ 587,472	$ 501,481
Total Revenues	$ **587,472**	$ **501,481**
Cost of Revenue:		
Cost of Revenue	$ 110,466	$ 161,469
Total Cost of Revenue	$ **110,466**	$ **161,469**
Gross Profit	$ **477,006**	$ **340,012**
Operating Expenses:		
Advertising and Marketing	$ 37,266	$ 28,868
General and Administrative	544,412	838,327
Research & Development	-	3,603
Rent and Lease	-	5,936
Depreciation	5,775	6,343
Total Operating Expenses	$ **587,453**	$ **883,077**
Other (Income) Expense:		
Interest Expense	$ 73,651	$ 26,606
Total Other (Income) Expense	$ **73,651**	$ **26,606**
Loss from Continuing Operations Before Income Taxes	$ **(184,098)**	$ **(569,671)**
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	$ **(184,098)**	$ **(569,671)**

UTL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

	Series Seed Preferred Stock		Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		Series Seed-3 Preferred Stock	
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount
Balance on 1/1/2022	-	$ -	-	$ -	-	$ -	-	$ -
Issuance of Common Stock	546,914	55	562,278	56	1,529,949	153	307,861	31
Net Income (Loss)	-	-	-	-	-	-	-	-
Balance on 12/31/2022	546,914	$ 55	562,278	$ 56	1,529,949	$ 153	307,861	$ 31
Issuance of Common Stock	427,275	42	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	-	-
Balance on 12/31/2023	974,189	$ 97	562,278	$ 56	1,529,949	$ 153	307,861	$ 31

UTL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2023 and 2022

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Balance on 1/1/2022	7,277,072	$ 728	$ 357	$ (826,423)	$ (825,338)
Issuance of Common Stock	-	-	327,391	-	327,686
Net Income (Loss)	-	-	-	(569,671)	(569,671)
Balance on 12/31/2022	7,277,072	$ 728	$ 327,748	$ (1,396,094)	$ (1,067,323)
Issuance of Common Stock		-	899,958	-	900,000
Net Income (Loss)	-		-	(184,098)	(184,098)
Balance on 12/31/2023	7,277,072	$ 728	$ 1,227,706	$ (1,580,192)	$ (351,421)

UTL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2023	Year Ended December 31, 2022
OPERATING ACTIVITIES		
Net Income (Loss)	$ **(184,098)**	$ **(569,671)**
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	$ 5,775	$ 6,343
Changes in operating assets and liabilities:		
Accounts Payable and Accrued Expenses	(22,882)	1,449
Prepaid Expenses	-	8,830
Accrued Interest	1,582	745
Accounts Receivable	-	6,250
Proceeds from Line of Credit	(15,010)	15,010
Inventory	(31,022)	24,508
Net Cash provided by (used in) Operating Activities	$ **(245,655)**	$ **(506,536)**
INVESTING ACTIVITIES		
Computer Equipment	$ -	$ (4,280)
Net Cash provided by (used by) Investing Activities	$ **-**	$ **(4,280)**
FINANCING ACTIVITIES		
Proceeds from Series Seed Preferred Stock	$ 42	$ 55
Proceeds from Series Seed-1 Preferred Stock	-	56
Proceeds from Series Seed-2 Preferred Stock	-	153
Proceeds from Series Seed-3 Preferred Stock	-	31
Proceeds from Paid-in Capital, net of debt Conversions	299,958	327,391
Proceeds from Convertible Notes - Related Parties	-	368,801
Proceeds from/(Repayment of) Notes Payable	(59,901)	43,149
Repayment of Notes Payable - Related Parties	(3,000)	(225,843)
Net Cash provided by (used in) Financing Activities	$ **237,099**	$ **513,793**
Cash at the beginning of period	$ **22,305**	$ **19,328**
Net Cash increase (decrease) for period	(8,556)	2,977
Cash at end of period	$ **13,749**	$ **22,305**

UTL, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

UTL Inc. ("the Company") was formed in Delaware on Mach 23rd, 2020, and it operates in the aquatic fitness industry and as a provider of wellness coaching. The Company is a holding company for three limited liability companies ("LLC") under which all business activities are conducted.

In September of 2021, the Company authorized the formation, under California law, of two wholly-owned subsidiaries, Underwater Torpedo League LLC ("UTL") and Deep End Fitness LLC ("DEF"). UTL hosts sports competitions and sells its media and footage for profit. DEF is a licensing-based fitness company that licenses training programs and its brand to individuals or groups of people to run their own Deep End Fitness programs. The Company transferred relevant assets, business operations, and contracts to each subsidiary, UTL and DEF, through bill of sale, assignment, and assumption agreements.

The Company also formed a third LLC, Free Your Mind Consulting, LLC ("FYM"), which operates as a coaching company to help individuals increase flow and improve systems and process in their work or personal life. FYM is a wholly-owned subsidiary of the Company and was formed in California on March 3rd, 2021.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned California formed subsidiaries, DEF, UTL, and FYM. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments (Continued)

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Licensing Sales - The Company generates revenues by selling a licensing service to fitness instructors and other fitness professionals who are looking to start their own fitness training program in the industry. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of customer support, enforcing safety and training standards for users over the licensing period which can be one to forever years and revenue is recognized over the life of the subscription as performance obligations are satisfied.

Product Sales – The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Service Sales - The Company's primary performance obligation is the delivery of service. Revenue is recognized at the time service is paid for. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to process refund services from customers on settling the refund liability.

		Licensing Sales	Product Sales	Service Sales	Other Revenue	Total Revenue
2023	$	70,650	165,968	325,005	25,849	587,472
2022	$	57,833	139,223	292,738	11,687	501,481

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment (Continued)

eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Computers and Equipment	5	$32,428	$(23,461)	-	$8,967
Grand Total	**-**	**$32,428**	**$(23,461)**	**-**	**$8,967**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had inventory balances of $38,005 and $6,983 as of December 31, 2023, and 2022, respectively. Inventory consists of finished goods, and the Company does not maintain raw materials or work-in-progress inventory. Inventory is stated at the lower of cost or net realizable value (NRV) using the First-In, First-Out (FIFO) costing method. Cost includes the purchase price and applicable inbound freight charges. No material inventory write-downs were recorded for the periods presented.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

UTL, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Rent and Lease

The Corporation leases its office space under a month-to-month operating lease requiring monthly payments of $850. The current lease is cancelable upon 30 days' prior written notice. The Company originally entered into a 12-month lease agreement beginning on September 2021 with a month-to-month agreement after September 2022.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2022	422,546	$0.44
Granted	309,696	$0.73
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2022	732,242	$0.56
Granted	-	-
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2023	732,242	$0.56
Options exercisable, December 31, 2023	685,268	$0.57

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equity Based Compensation (Continued)

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2022	422,546	$-
Granted	309,696	$-
Vested	(551,140)	$-
Forfeited	-	-
Nonvested options, December 31, 2022	181,102	$-
Granted	-	-
Vested	(134,128)	$-
Forfeited	-	-
Nonvested options, December 31, 2023	46,974	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Convertible Note

On November 7th, 2023, the Company entered a convertible note agreement for the purposes of funding operations with a related party totaling $150,000. The interest on the note is the prime interest rate at the date of closing, assumed to be ~8.5% per annum, compounded quarterly and computed on the basis of the actual days elapsed and based on a 365-day year. The prime interest rate shall be defined as the target federal funds rate upper limit plus three percent. The amounts are to be repaid at the demand of the holder prior to conversion with maturity in 2025. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The agreement contains a most favored nation clause.

Shareholder Loans

The Company entered into a loan agreement with a shareholder for which they received $9,063. The loan does not accrue interest and is due on demand. The balance of the loan was $9,063 as of December 31st, 2022 and 2023, respectively.

On December 12th, 2022, the Company entered into a loan agreement with a shareholder for which they received $25,000. The loan does not accrue interest and became due on December 13, 2023. This loan was not paid at the date of maturity and the Company is currently making payments on this loan. The balance of the loan was $25,000 and $22,000 as of December 31st, 2022 and 2023, respectively.

On February 17th, 2021, the Company entered into a loan agreement with a shareholder for which they received $250,000. The loan accrues interest at 6.6% and is due in 2025. The Company converted $150,000 of the principal balance to shares of the Company's preferred stock. Please refer to Note 5 for a detailed discussion of the conversion of convertible notes into equity. The remaining balance of this loan was $100,000 with accrued interest of $18,801 as of December 31st, 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party loans and convertible notes.

Notes Payable

On or about June 21st, 2019, the Company entered into a SBA (Small Business Administration) loan agreement for which they received $150,000. The interest rate was initially 13% and subsequently modified to 3% in 2024. All unpaid principal, interest, and fees will be due and payable on June 28th, 2029. The loan requires monthly payments of $1,958. The balance of the loan was $112,687 and $103,855 as of December 31st, 2022 and 2023, respectively.

In November of 2022, the Company entered into a loan with Paypal for which they received $62,055. The loan accrues interest at 16.68% and a repayment term of 15 months. The balance of the loan was $55,181 and $4,112 as of December 31st, 2022 and 2023, respectively. The entire balance was paid off in 2024.

NOTE 5 – LIABILITIES AND DEBT (CONTINUED)

Line of Credit

On September 13th, 2022, the Company entered into a Business Line of Credit and Security Agreement with Headway Capital. The Line of Credit allows multiple Advances, with available credit replenished as repayments are made, subject to a maximum Credit Limit of $19,900. The lender may adjust, suspend, or terminate the Credit Limit at any time based on periodic credit evaluations. Advances accrue interest at a Daily Periodic Rate of 0.16% (APR of 64.42%), with rates subject to change for new and existing Advances; borrowers are informed of applicable rates before accepting an Advance. Payments are due monthly, with structured repayment options ranging from 12 to 24 months, ensuring full repayment through substantially equal periodic payments. Payments are allocated first to past-due amounts, followed by fees, interest, and principal, with due dates adjusted for non-business days while interest continues to accrue. The balance of the Line of Credit outstanding was $15,010 as of December 31st, 2022. The balance was fully repaid in 2023.

Conversion of Convertible Debt into Equity

On August 9, 2022, the Company entered into a Preferred Stock Investment Agreement, superseding all prior stock agreements and canceling outstanding convertible note debt in exchange for Preferred Stock. The agreement established purchase prices of $0.5851 per share for Series Seed Preferred Stock, $0.3378 per share for Series Seed-1 Preferred Stock, $0.3472 per share for Series Seed-2 Preferred Stock, and $0.2815 per share for Series Seed-3 Preferred Stock, with applicable discounts for debt cancellation. In total, $1,043,476 in convertible notes were canceled, resulting in the issuance of 427,277 Series Seed, 562,278 Series Seed-1, 1,529,949 Series Seed-2, and 307,861 Series Seed-3 Preferred Stock.

Debt Principal Maturities 5 Years Subsequent to 2023

Year		Amount
2024	$	139,357
2025		195,808
2026		21,585
2027		22,251
2028		22,935
Thereafter	$	5,895

Debt Summary

Debt Instrument Name		Principal Amount	Interest Rate/APR	Maturity Date		For the Year Ended December 2023 Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	For the Year Ended December 2022 Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible - RP 1	$	150,000	8.50%	2025	$	-	150,000	150,000	1,886	-	-	-	-
Notes Payable - RP 1	$	9,063	None	On Demand	$	9,063	-	9,063	-	-	9,063	9,063	-
Notes Payable - RP 2	$	25,000	None	On Demand	$	22,000	-	22,000	440	3,000	22,000	25,000	-
Notes Payable - RP 3	$	250,000	6.60%	2025	$	93,933	24,868	118,801	-	750,000	118,801	868,801	-
Notes Payable 1	$	150,000	3.00%	2029	$	10,249	93,606	103,855	-	8,832	103,855	112,687	-
Notes Payable 2	$	62,055	16.68%	2024	$	4,112	-	4,112	-	51,070	4,112	55,181	-
Line of Credit	$	19,900	64.42%	2023	$	-	-	-	-	15,010	-	15,010	745
Total					$	139,357	268,474	407,831	2,326	827,912	257,831	1,085,742	745

NOTE 6 – EQUITY

The Company authorized 1,000 shares of common stock with a par value of $0.01 at inception. In August of 2022, the Company amended and restated its articles of incorporation and authorized 12,989,196 shares of common stock with a par value of $0.0001 per share. 7,277,072 shares were issued and outstanding as of 2022 and 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company authorized 4,109,196 shares of preferred stock consisting of 1,790,108 shares of series seed preferred stock, 562,278 shares of series seed-1 preferred stock, 1,529,949 shares of series seed-2 preferred stock, and 307,861 shares of series seed-3 preferred stock, all with a par value of $0.0001 per share.

The Company had a total of with 3,374,277 shares issued and outstanding as of December 31, 2023. This includes 974,189 series seed preferred stock, 562,278 series seed-1 preferred stock, 1,529,949 series seed-2 preferred stock, and 307,861 series seed-3 preferred stock.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The Company shall declare all dividends pro rata on the common stock and the preferred stock on a pari passu basis according to the number of shares of common stock held by such holders. For this purpose, each holder of shares of preferred stock will be treated as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of preferred stock held by such holder. As of December 31, 2023, no dividends had been declared.

Conversion: Each share of preferred stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the original issue price for the series of preferred stock by the conversion price for that series of preferred stock in effect at the time of conversion. The conversion price for each series of preferred stock means the original issue price for such series of preferred stock.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the series seed preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 18, 2025, the date these financial statements were available to be issued.

The Company is currently in its seed round of funding, raising $1,000,000 for working capital in their expansion across the country, hiring additional team members for sales and a project manager. The Company has raised $640,000 so far of the $1,000,000 through a convertible note totaling $150,000 and an equity raise issuing 3,122,926 preferred shares in the round thus far.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

NOTE 8 – GOING CONCERN (CONTINUED)

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.